

February 16, 2011

Mr. David Cutler
Chief Executive Officer
Golden Dragon Holding Co.
2460 West 26th Avenue, Suite 380-C
Denver, CO 80211

  **Re: Golden Dragon Holding Co. (formerly CCVG, Inc.)**
     **Form 8-K**
     **Filed November 17, 2010**
     **File No. 000-27055**

Dear Mr. Cutler:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        /s/ Ryan C. Milne

        Ryan C. Milne
        Accounting Branch Chief